Robert L. Katz
Senior Vice President, General Counsel and Secretary

September 15, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

RE:	Federal-Mogul Corporation
Form 10-K for the year ended December 31, 2008
Filed February 24, 2009
File No. 001-34029

Dear Ms. Cvrkel:

We are submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission dated August 28, 2009 relating to Federal-Mogul Corporation’s (the “Company”) annual report on Form 10-K for the year ended December 31, 2008.   We have addressed your August 28, 2009 comment letter by reproducing each comment below and providing the Company’s response immediately following each comment.

Form 10-K for the year ended December 31, 2008

Note 3.  Fresh-Start Reporting, page 74

1.
We note from your response to our prior comment 7 that $215.3 million of excess cash is included in the calculation of the reorganization value of equity.  Please tell us how this amount was determined or calculated.

Response:

The Company previously expanded Note 3 “Fresh-Start Reporting” as indicated in Exhibit A to include disclosure describing the determination of reorganization value in response to your prior comment 8.  This expanded disclosure described the Company’s use of a calculation of the present value of the future cash flows (“discounted cash flow” or “DCF”) as one of the three valuation models utilized in determining the reorganization value of the Company.  The DCF model contained within the Plan that was approved by the Bankruptcy Court included the concept of maintaining a minimum cash balance with any excess cash being treated as an independent component of reorganization value.

Federal-Mogul Corporation · World Headquarters 26555 Northwestern Highway · Southfield, Michigan  48033
Tel. (248) 354-7700 · Fax (248) 354-8103

The Company assumed that upon emergence from bankruptcy it needed to maintain a minimum cash balance of $210 million in order to generate the distributable cash flows through the operations of the Company.  The determination of this minimum required cash balance was based upon management’s knowledge of the operations of the business, including operating cash requirements in approximately 36 countries.  As the Company’s cash balance at December 31, 2007 was $425 million, an adjustment of $215 million to add back cash in excess of $210 million to the reorganization value was required.

Footnote (a)

2.
We note from your response to our prior comment 9 that you have provided additional disclosure in footnote (a) that you will include in future filings.  However, the calculation of some of the adjustments related to the settlement of liabilities subject to compromise is unclear.  For example, in your revised disclosure you indicate that “Payments on LSC debt” of $1,639 million, “temporary funding of US Asbestos Trust” of $140 million and “adequate protection payments to DIP lenders” of $132 million all affected the “cash and cash equivalents” balance sheet account.  However, the adjustment to cash on the balance sheet in Note 3 is only $20.4 million.  Please advise and revise future filings to clearly explain the adjustment to cash, including the nature and amount of all significant components of the adjustment.

Response:

The Company will further expand footnote (f) of Note 3 “Fresh-Start Reporting” and insert a new footnote (g) in Note 3 in future Form 10-K filings to include the nature and amount of all significant components of the adjustment to cash.  The expanded Note 3 is attached as Exhibit A, and includes the following specific disclosure describing significant cash adjustments:

Extract from Exhibit A: expanded Note 3 “Fresh-Start Reporting” – explanatory notes (a), (f) and (g)

(a)
The material components of the settlement of liabilities subject to compromise were to record i) the discharge of liabilities subject to compromise; ii) payments and accruals required as part of the discharge of liabilities subject to compromise; iii) the transfer to the U.S. Asbestos Trust of collection rights under the asbestos insurance policies; iv) the notes receivable from the U.S. Asbestos Trust; v) the issuance of Successor Company common stock of $2,090.7 million; and vi) the resulting pre-tax gain on discharge of liabilities subject to compromise of $760.7 million less tax of $276.2 million for a net gain of $484.5 million.

2

Description	Debit	Credit	Balance Sheet Account
	(Millions of Dollars)
Gain on settlement of liabilities subject to compromise:
Discharge liabilities subject to compromise (“LSC”)	$5,464.0		Liabilities subject to compromise
Issue Successor Company common stock		$2,090.7	$1.0 in Common stock and $2,089.7 in APIC
Transfer asbestos insurance policies’ rights to U.S. Asbestos Trust		872.5	Asbestos-related insurance recoverable
Payments on LSC debt		1,639.8	Cash and cash equivalents
Temporary funding of U.S. Asbestos Trust		140.0	Cash and cash equivalents
Adequate protection payments to DIP lenders		132.3	Cash and cash equivalents
Notes receivable from U.S. Asbestos Trust	265.0		$225.0 in Prepaid expenses and other current assets and $40.0 in Other noncurrent assets
LSC accounts payable claims to be satisfied in cash		108.4	$67.4 in Accounts payable and $41.0 in Other accrued liabilities
Insurance carrier settlement	18.2		Other noncurrent assets
Other		2.8	Various
Pre-tax gain on discharge of LSC		760.7	Retained earnings
	$5,747.2	$5,747.2

(f)	To record the elimination of debtor-in-possession (“DIP”) financing and the issuance of various Successor Company debt instruments required to implement the Plan.

Description	Debit	Credit	Balance Sheet Account
	(Millions of Dollars)
Issuance of emergence debt	$2,668.8		Cash and cash equivalents
Issuance of emergence debt		$2,668.8	$2,660.0 in Long-term debt and $8.8 in Short-term debt
Repayment of DIP financing	760.0		Short-term debt
Repayment of DIP financing		760.0	Cash and cash equivalents
Debt issuance fees	17.5		Other noncurrent assets
Debt issuance fees		17.5	Cash and cash equivalents
	$3,446.3	$3,446.3

(g)	Reconciliation of the cash impacts highlighted in (a) and (f) to the net change in cash and cash equivalents.

Description	Debit (Credit)
(Millions of Dollars)
Issuance of emergence debt	$2,668.8
Payments on LSC debt	(1,639.8)
Repayment of DIP financing	(760.0)
Temporary funding of U.S. Asbestos Trust	(140.0)
Adequate protection payments to DIP lenders	(132.3)
Debt issuance fees	(17.5)
Miscellaneous cash transactions not contained in (a) or (f)	0.4
Net change in cash and cash equivalents	$(20.4)

Note 10.  Goodwill and Other Intangible Assets, page 88

3.
We note from your response to our prior comment 12 that the majority of the customer relationship intangible asset was assigned to Aftermarket (“AM”) customers with a weighted average useful life of 14.4 years.  Please explain to us, citing historical experience or other pertinent data, why you believe that a range of 14 to 16 years for the customer relationships intangible asset is appropriate.

3

Response:

The Company determined the value and the associated useful lives of its customer relationships in accordance with Paragraph 11 of FAS 142 and engaged a third-party valuation specialist to assist with the process.  The Company valued its Aftermarket (“AM”) customer relationships using the excess earnings method, a form of the income approach.  The application of the excess earnings method for purposes of valuing customer relationships was based on the overall theory that profits generated by a business are a function of all the assets utilized by the business.  Accordingly, the profits generated from sales to a customer cannot be ascribed solely to the customer relationship itself.  Other assets, such as tangible assets, working capital and brands all contribute to the performance of the customer relationship.  Valuing customer intangibles in isolation requires that capital charges (which can be viewed as the expense, or economic rent, a business would incur to cover its required return on these contributory assets) be deducted from the accounting profits from the customer sales to arrive at excess cash flows attributable to the customer relationships.

Unlike the Company’s customer relationships with original equipment manufacturers that are based upon booked business, customer relationships in the AM are generally non-contractual in nature.  Customer attrition in the Company’s AM business has been and continues to be minimal for several reasons, including:
•	long-term market presence, credibility and stability
•	strong brands
•	the ability to supply an extensive range of products
•	an extensive global distribution center network
•	global sourcing capability
•	OE design and manufacturing capability
•	technical expertise

The Company has a history of supplying the same replacement parts for periods as long as 20 or even 25 years - the length of time a vehicle make or model is generally still in use.  Furthermore, and with particular reference to existing vehicles, there is minimal investment required to sustain this revenue stream given that the Company already possesses the relevant manufacturing technology and expertise, the distribution network and, in some cases, will have been the original supplier of the OE part that is being replaced.  The Company also routinely monitors and analyzes the causal factors of quarterly and annual movements in AM revenues to separate, to the extent possible, the impacts of customer price and volume changes, general market movements, and customer gains and losses.  From 1999 to 2007, a span of eight years, AM revenues have fallen at an average annual rate of approximately 1%.  Determining the underlying historic customer attrition rate is not an exact science given that during this same time period there has been significant consolidation in the AM customer base, movements in the underlying demand for replacement parts relating to the average age of vehicles in service, additions and deletions to the Company’s product offering of over 500,000 different parts, the expansion or contraction of product offerings to customers, changes to the customer base and changes in prices.  However, in consideration of these factors, which reflect the Company’s own historical and industry experience, and taking into consideration industry experience as provided by the valuation specialist, future customer attrition was estimated to be 5% annually, which the Company believes is a reasonable assumption.  The combination of the 5% attrition rate and the discounting of the resulting expected future expected cash flows produced a valuation model in which 95% of the value was derived in the first 14 to 16 years (although this varied slightly by product line).  This 95% cut-off point was therefore used to set the range of useful lives.  The resulting range is entirely consistent with the Company’s belief that the intangible asset associated with its AM customer relationships is a significant one from which it expects to receive attributable cash flows long into the future.

*  *  *  *  *

4

If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Sincerely,

/s/ Robert L. Katz
Robert L. Katz
Senior Vice President, General Counsel
and Secretary

5

Exhibit A to Letter dated September 15, 2009 from
Federal-Mogul Corporation to Division of Corporation Finance

3.  FRESH-START REPORTING

The Predecessor Company’s emergence from the Chapter 11 Cases resulted in a new reporting entity for accounting purposes and the adoption of fresh-start reporting in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). Since the reorganization value of the assets of the Successor Company immediately before the date of confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims, and the holders of the Predecessor Company’s voting shares immediately before confirmation of the Plan received less than 50 percent of the voting shares of the emerging entity, the Successor Company adopted fresh-start reporting.

Following confirmation of the Plan by the Bankruptcy Court on November 8, 2007 and the affirmance of that confirmation by the District Court on November 14, 2007, the Plan required a number of conditions precedent to be satisfied prior to it becoming effective. These conditions included, but were not limited to: (i) the establishment of the U.S. Asbestos Trust and the transfer of the Class B Common Stock and certain additional assets thereto, (ii) the entry by all parties into the documents governing the U.S. Asbestos Trust and numerous other corporate-related documents, (iii) the District Court order confirming the Plan becoming a final, non-appealable order, and (iv) the closing of the Company’s post-bankruptcy secured credit facilities. Under the terms of the Plan, the Plan could not become effective without such conditions being satisfied or waived. The first date on which all of the conditions precedent set forth in the Plan were satisfied was December 27, 2007, which corresponds with the Effective Date of the Plan. As such, the Company was required to adopt fresh-start reporting as of December 27, 2007.

The Company analyzed the transactions that occurred during the four-day period from December 28, 2007 through December 31, 2007, and concluded that such transactions were not material individually or in the aggregate as they represented approximately 1% of total revenues; gross margin; selling, general and administrative expenses; and income before taxes. As such, the Company used December 31, 2007 as the date for adopting fresh-start reporting in order to coincide with the Company’s normal financial closing for the month of December. Upon adoption of fresh-start reporting, the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values. Accordingly, the reported historical financial statements of the Predecessor Company prior to the adoption of fresh-start reporting for periods ended prior to December 31, 2007 are not comparable to those of the Successor Company.

The Bankruptcy Court confirmed the Plan based upon a reorganization value of the Company between $4,369 million and $4,715 million, which was estimated using various valuation methods, including (i) a comparison of the Company and its projected performance to the market values of comparable companies (supporting a value between $3.6 billion and $4.0 billion); (ii) a review and analysis of several recent transactions of companies in similar industries to the Company (supporting a value between $4.9 billion and $5.3 billion); and (iii) a calculation of the present value of the future cash flows (“discounted cash flow” or “DCF”) of the Company under its projections (supporting a value between $4.4 billion and $4.7 billion). These three valuation methods were weighted 35%, 15% and 50%, respectively, in arriving at the final range of reorganization value accepted by the Plan Proponents and Bankruptcy Court.

The basis for the DCF valuation was the projections published in the Plan. These three-year estimates included projected changes associated with the Company’s reorganization initiatives, anticipated changes in general market conditions, including variations in market regions and known new business gains and losses, as well as other factors considered by Company’s management. The discount rate utilized in the DCF valuation was 12.5%. This rate was determined based on a weighted cost of capital analysis. The terminal value was calculated by utilizing EBITDA multiples ranging from 5.8x to 6.3x. This range of multiples was determined taking into account the results of the analyses performed in the other two valuation methods.

Based upon a reevaluation of relevant factors used in determining the range of reorganization value and updated expected cash flow projections, the Company concluded that $4,369.0 million should be used for fresh-start reporting purposes as it most closely approximated fair value. This amount was adjusted for cash in excess of normal working requirements and emergence-related actions to be received or paid prior to the effective date of emergence from bankruptcy. After deducting the fair value of debt, this resulted in a post-emergence equity value of $2,123.7 million.

In accordance with fresh-start reporting, the Company’s reorganization value has been allocated to existing assets using the measurement guidance provided in SFAS 141. In addition, liabilities, other than deferred taxes, have been recorded at the present value of amounts estimated to be paid. Finally, the Predecessor Company’s accumulated deficit has been eliminated, and the Company’s new debt and equity have been recorded in accordance with the Plan. Deferred taxes have been determined in conformity with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). The excess of reorganization value over the value of net tangible and identifiable intangible assets and liabilities has been recorded as goodwill in the accompanying Consolidated Statement of Financial Position.

Estimates of fair value represent the Company’s best estimates, which are based on industry data and trends and by reference to relevant market rates and transactions, and discounted cash flow valuation methods, among other factors. The foregoing estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond the reasonable control of the Company. Accordingly, there can be no assurance that the estimates, assumptions, and amounts reflected in the valuations will be realized, and actual results could vary materially. In accordance with SOP 90-7, the Company was required to adopt, on December 31, 2007, all accounting guidance scheduled to become effective within the subsequent twelve-month period (see Note 7).

The implementation of the Plan of Reorganization and the effects of the consummation of the transactions contemplated therein, which included settlement of various liabilities, issuance of certain securities, incurrence of new indebtedness, repayment of old indebtedness, and other cash payments and the adoption of fresh-start reporting in the Company’s Consolidated Balance Sheet are as follows:

	Predecessor As of 12/31/07	Settlement of Liabilities Subject To Compromise		Fresh-Start Adjustments		Successor As of 12/31/07
	(Millions of Dollars)
Assets
Current assets:
Cash and cash equivalents	$445.8	$(20.4)	(a,f,g)	$—		$425.4
Accounts receivables, net	1,095.9	—		—		1,095.9
Inventories, net	931.2	—		143.1	(e)	1,074.3
Prepaid expenses and other current assets	324.3	252.2	(a)	(50.1)	(e)	526.4
Total Current Assets	2,797.2	231.8		93.0		3,122.0

Property, plant and equipment, net	2,192.9	—		(131.1)	(e)	2,061.8
Goodwill	1,037.3	—		506.7	(e)	1,544.0
Other indefinite-lived intangible assets	168.8	—		139.2	(e)	308.0
Definite-lived intangible assets, net	253.4	—		56.6	(e)	310.0
Asbestos-related insurance recoverable	872.5	(872.5)	(a)	—		—
Other noncurrent assets	270.7	8.7	(a,b,f)	241.1	(e)	520.5

Total Assets	$7,592.8	$(632.0)		$905.5		$7,866.3

Liabilities and Shareholders’ Equity (Deficit)
Current Liabilities:
Short-term debt, including current portion of long-term debt	$869.0	$(751.2)	(f)	—		117.8
Accounts payable	659.2	67.4	(a)	—		726.6
Accrued liabilities	475.4	(1.6)	(a)	22.2	(e)	496.0
Current portion of postemployment benefit liability	61.2	—		—		61.2
Other current liabilities	159.5	(3.6)	(a)	11.4	(e)	167.3
Total Current Liabilities	2,224.3	(689.0)		33.6		1,568.9

Liabilities subject to compromise	5,464.0	(5,464.0)	(a)	—		—
Long-term debt	20.6	2,660.0	(f)	(163.0)	(e)	2,517.6
Postemployment benefits	948.0	(11.1)	(a)	—		936.9
Long-term portion of deferred income taxes	107.0	190.0	(a)	34.4	(e)	331.4
Other accrued liabilities	171.0	129.3	(a,d)	—		300.3
Minority interest in consolidated subsidiaries	43.3	—		44.2	(e)	87.5

Shareholders’ Equity (Deficit):
Series C ESOP preferred stock	28.0	—		(28.0)	(c)	—
Predecessor Company Common stock	449.3	—		(449.3)	(c)	—
Successor Company Common stock	—	1.0	(a)	—		1.0
Additional paid-in capital	2,203.5	2,070.6	(a,d)	(2,151.4)	(c)	2,122.7
Accumulated deficit	(4,194.0)	484.5	(a)	3,709.5	(c)	—
Accumulated other comprehensive income (loss)	127.8	(3.3)	(a)	(124.5)	(c)	—
Total Shareholders’ Equity (Deficit)	(1,385.4)	2,552.8		956.3	(e)	2,123.7

Total Liabilities and Shareholders’ Equity (Deficit)	$7,592.8	$(632.0)		$905.5		$7,866.3

(a)
The material components of the settlement of liabilities subject to compromise were to record i) the discharge of liabilities subject to compromise; ii) payments and accruals required as part of the discharge of liabilities subject to compromise; iii) the transfer to the U.S. Asbestos Trust of collection rights under the asbestos insurance policies; iv) the notes receivable from the U.S. Asbestos Trust; v) the issuance of Successor Company common stock of $2,090.7 million; and vi) the resulting pre-tax gain on discharge of liabilities subject to compromise of $760.7 million less tax of $276.2 million for a net gain of $484.5 million.

Description	Debit	Credit	Balance Sheet Account
	(Millions of Dollars)
Gain on settlement of liabilities subject to compromise:
Discharge liabilities subject to compromise (“LSC”)	$5,464.0		Liabilities subject to compromise
Issue Successor Company common stock		$2,090.7	$1.0 in Common stock and $2,089.7 in APIC
Transfer asbestos insurance policies’ rights to U.S. Asbestos Trust		872.5	Asbestos-related insurance recoverable
Payments on LSC debt		1,639.8	Cash and cash equivalents
Temporary funding of U.S. Asbestos Trust		140.0	Cash and cash equivalents
Adequate protection payments to DIP lenders		132.3	Cash and cash equivalents
Notes receivable from U.S. Asbestos Trust	265.0		$225.0 in Prepaid expenses and other current assets and $40.0 in Other noncurrent assets
LSC accounts payable claims to be satisfied in cash		108.4	$67.4 in Accounts payable and $41.0 in Other accrued liabilities
Insurance carrier settlement	18.2		Other noncurrent assets
Other		2.8	Various
Pre-tax gain on discharge of LSC		760.7	Retained earnings
	$5,747.2	$5,747.2

Tax associated with gain on settlement of liabilities subject to compromise:
Tax associated with gain on discharge of LSC	$276.2		Retained earnings
Noncurrent deferred tax liability		$190.0	Long-term portion of deferred income taxes
Noncurrent deferred tax liability		68.1	Other accrued liabilities
Noncurrent deferred tax asset		48.9	Other noncurrent assets
Current deferred tax asset	25.6		Prepaid expenses and other current assets
Current deferred tax liability	3.6		Other current liabilities
Current deferred tax liability	1.6		Accrued liabilities
	$307.0	$307.0

(b)
To record the non-current portion of the $125 million loan note. Upon repayment of this note in January 2008, $40 million must be held in escrow pursuant to the Plan and will be available for the Company’s use upon termination of the escrow requirement expected at some point beyond 2008. This adjustment also includes the $15 million long-term portion of a settlement with one insurance carrier to reimburse the Company for pre-petition claims paid by the Predecessor Company.

(c)
To record the i) gain on fresh-start reporting adjustments; ii) cancellation of Predecessor Company Common Stock; iii) close out of remaining equity balances of the Predecessor in accordance with fresh-start reporting; and iv) the cancellation of Predecessor Company Series C ESOP Preferred stock. The $(2,151.4) million fresh-start reporting adjustment is the elimination of the Predecessor Company additional paid-in capital (“APIC”) to appropriately state the Successor Company APIC to a reorganization value of equity of $2,122.7 million ($2,089.7 million of newly issued Successor Company common stock and $33.0 million of warrants issued to Predecessor Company stockholders).

(d)
Adjustment includes the reclassification of $19.1 million from equity into a long-term liability related to the grant of stock options to José Maria Alapont as further discussed in Note 20 to the Consolidated Financial Statements.

(e)
To eliminate the unamortized balance of indefinite-lived intangible assets of the Predecessor Company, adjust assets and liabilities to estimated fair value or other measurement as specified within FAS 141, record Successor Company indefinite-lived intangible assets, including reorganization value in excess of amounts allocated to identified tangible and intangible assets (Successor Company goodwill) and resulting gain on fresh-start reporting adjustments. Note that the “Successor As of 12/31/07” reflects the allocation of the reorganization value of equity to assets and liabilities immediately following emergence.

Allocation of Reorganization Value
(Millions of Dollars)
Reorganization value	$4,369.0
Less: debt at fair value	(2,635.4)
Plus: notes receivable from U.S. Asbestos Trust	265.0
Plus: excess cash	215.3
Less: LSC accounts payable claims to be satisfied in cash	(108.4)
Plus: Insurance carrier settlement	18.2
Reorganization value of equity (common stock of $2,090.7 and warrants of $33.0)	2,123.7
Plus: liabilities at fair value	5,742.6
Less: assets (excluding goodwill) at fair value	(6,322.3)
Reorganization value of assets in excess of amounts allocated to identified tangible and intangible assets (goodwill)	$1,544.0

Gain on Fresh-Start Reporting Adjustments
(Millions of Dollars)
Establishment of Successor Company’s goodwill	$1,544.0
Elimination of Predecessor Company’s goodwill	(1,037.3)
Establishment of Successor Company’s other intangible assets	618.0
Elimination of Predecessor Company’s other intangible assets	(422.2)
Debt fair value adjustment	163.0
Investment in non-consolidated affiliates fair value adjustment	147.8
Property, plant & equipment fair value adjustment	(131.1)
Elimination of capitalized supplies inventory (accounting policy change to expense as incurred)	(93.2)
Deferred tax adjustment	83.9
Elimination of inventory LIFO reserve (accounting policy change)	74.9
Inventory fair value adjustment	68.2
Minority interest fair value adjustment	(44.2)
Other	(15.5)
$956.3

(f)	To record the elimination of debtor-in-possession (“DIP”) financing and the issuance of various Successor Company debt instruments required to implement the Plan.

Description	Debit	Credit	Balance Sheet Account
	(Millions of Dollars)
Issuance of emergence debt	$2,668.8		Cash and cash equivalents
Issuance of emergence debt		$2,668.8	$2,660.0 in Long-term debt and $8.8 in Short-term debt
Repayment of DIP financing	760.0		Short-term debt
Repayment of DIP financing		760.0	Cash and cash equivalents
Debt issuance fees	17.5		Other noncurrent assets
Debt issuance fees		17.5	Cash and cash equivalents
	$3,446.3	$3,446.3

(g)	Reconciliation of the cash impacts highlighted in (a) and (f) to the net change in cash and cash equivalents.

Description	Debit (Credit)
(Millions of Dollars)
Issuance of emergence debt	$2,668.8
Payments on LSC debt	(1,639.8)
Repayment of DIP financing	(760.0)
Temporary funding of U.S. Asbestos Trust	(140.0)
Adequate protection payments to DIP lenders	(132.3)
Debt issuance fees	(17.5)
Miscellaneous cash transactions not contained in (a) or (f)	0.4
Net change in cash and cash equivalents	$(20.4)

In accordance with SFAS 141, the preliminary allocation of the reorganization value completed as of
December 31, 2007 was subject to additional adjustment within one year after emergence from bankruptcy to provide the Company with adequate time to complete the valuation of its assets and liabilities. During 2008, subsequent adjustments to fair value estimates initially recorded as of December 31, 2007 were recorded as follows:

•	Valuation reports associated with long-lived tangible and intangible assets were completed, resulting in adjustments to the recorded values of long-lived tangible and intangible assets;

•	Valuations associated with the Company’s investments in non-consolidated affiliates were completed, resulting in adjustments to the recorded investment values; and

•	Adjustments to deferred tax assets and liabilities were finalized based upon the completed valuations and related adjustments above.

Liabilities Subject To Compromise

Liabilities subject to compromise include the following:
December 31 2007
(Millions of Dollars)
Debt	$3,727.0
Asbestos liabilities	1,389.3
Accounts payable	175.5
Company-obligated mandatorily redeemable securities	74.3
Interest payable	44.1
Environmental liabilities	27.0
Other accrued liabilities	26.8
Predecessor Company Balance	5,464.0
Application of fresh-start reporting	(5,464.0)
Successor Company Balance	$—